Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

West Fraser Timber Co. Ltd.

Tuesday, June 8, 2021

West Fraser Increases Dividend and Share Buyback Authorization

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today an increase in the quarterly dividend to C$0.25 per share and an increase in the Company’s authorization to purchase up to 9,582,470 of its Common shares (the “Shares”).

Dividend Increase

The Board of Directors of the Company has declared a quarterly dividend of C$0.25 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on July 6, 2021 to shareholders of record on June 21, 2021. This is an increase from the previous quarterly dividend of C$0.20 per share.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid Increase

The Toronto Stock Exchange (“TSX”) has accepted a notice filed by the Company of its intention to amend its current normal course issuer bid (“NCIB”) to increase the authorization to purchase up to 9,582,470 of its Shares. This is an increase from the current NCIB authorization of 6,044,000 Shares. The amendments to the NCIB will become effective on June 11, 2021.

The amended TSX notice authorizes the Company to purchase, during the 12-month period commencing February 17, 2021 and ending February 16, 2022, an additional 3,538,470 Shares of the Company representing in the aggregate 10% of the public float as at February 8, 2021. Under its current NCIB, as of June 7, 2021, the Company has purchased 3,859,039 Shares at an average price of $88.08 per Share, resulting in 5,723,431 Shares remaining available for purchase under the amended NCIB.

Shares may be purchased under the NCIB on the open market through the facilities of the facilities of the TSX or the New York Stock Exchange (“NYSE”), as well as through alternative trading systems in Canada and the United States. Share purchases on NYSE will be made in compliance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934. Purchases may also be made by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority. Purchases on the TSX and NYSE will be the market price at the time of purchase. Purchase made by way of private agreement or repurchase agreement may be at a discount to the prevailing market price. The Shares purchased by the Company will be cancelled.

The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the NCIB, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. Pursuant to TSX policies, the daily purchases on the TSX will not exceed 239,815 Common shares, representing 25% of the average daily trading volume of 959,262 Shares. The maximum number of shares which can be purchased per day on NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Daily purchase limits on TSX and NYSE are subject to certain exemptions for eligible “block” trade purchases.

All purchases will be subject to West Fraser’s normal trading blackouts, other than purchases made pursuant to a pre-defined automatic securities purchase plan that West Fraser may enter into with its designated broker. In connection with the amended NCIB, West Fraser will amend its existing automatic share purchase plan pursuant to which the securities dealer acting as the Company’s agent for the NCIB may acquire, at its discretion, Shares of West Fraser, subject to certain parameters as to price and number of Shares.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including future purchases of our Shares under the NCIB, including pursuant to private agreements or a specific share repurchase program under an issuer bid exemption order issued by applicable securities regulatory authorities. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com